FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 131,950,341

Date: May 31, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Much of the Issuer's activities during the period was spent gearing up for this year's "618 Shopping Festival". Better known in China simply as "618", the event was started by online retail giant JD.com in 2004 as a way to celebrate the anniversary of the founding of the company (June 18, 1998) by offering consumers promotional deals on a variety of products. 618 has since seen virtually all online stores and marketplaces in China offer promotional deals on that date, making the event the country's biggest shopping extravaganza along with "Single's Day". 618 now usually accounts for a significant portion of China's online retailers' annual sales. JD.com, for example, reported sales of USD$38B for 618 in 2020. By comparison, Cyber Monday 2020, which included the combined sales of all US online retailers, generated sales of USD$10.7B, making it the biggest shopping day in US history. As the retailer and distributor financing programs recently launched by the Issuer could potentially provide retailers and distributors with the cash flow flexibility that many lacked during 618 in the past, the Issuer spent time during the period to promote the programs and worked with the financial institution members of its Lending Hub to ensure that they would be in position to meet whatever financing demand is created by 618.

Other than the 618 preparations, it was business as usual for the Issuer's subsidiaries in anticipation of the expected capital injection to come from the closing of the Issuer's prospectus financing offering. The anticipated capital from the financing will allow the Issuer to continue to grow its subsidiaries' operations as well as allow the Issuer to commit to partnership opportunities where discussions between the Issuer and other parties were still ongoing at the end of the period.

FORM 7 - MONTHLY PROGRESS REPORT

May 2021

2. Provide a general overview and discussion of the activities of management.

The Issuer's management's time during the period was spent primarily on the preparation of the filing of its first quarter 2021 financial statements, the preparation of the Issuer's annual general meeting of shareholders and the completion of the Issuer's short form prospectus financing offering.

While nearing the process to obtain regulatory approval to file the final version of its short form prospectus just prior to the end of the period, the Issuer's management filed the Issuer's first quarter 2021 financial statements and finalized the Issuer's information circular for its June 30, 2021 annual general meeting of shareholders. Both documents automatically became incorporated by reference into the prospectus and therefore had to be reviewed by the regulators before approval to file the final version of the prospectus could be obtained. The regulators were still in the process of reviewing the documents as of the date of the filing of this Monthly Progress Report.

Finally, the Issuer's management welcome Barry Ellison as the Issuer's new Director of Marketing and Communications during the period. Barry is a former Business Development Bank of Canada executive who brings over 27 years of experience in senior-level marketing to the Issuer. He will be responsible for the Issuer's marketing and communications strategy going forward.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

May 2021

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Please see section 2 above regarding the hiring of Barry Ellison

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,375,000	Exercise of warrants for a net proceeds of $661,250.	Working Capital and investment in subsidiaries

FORM 7 - MONTHLY PROGRESS REPORT

May 2021

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	5,885	Issuance of common shares at $2.88 for strategic advisory services rendered by consultants.	Used to pay for services provided by consultants
Stock Options	20,000	Incentive stock options issued to new employees as part of their hiring agreement. Each option allows its holder to acquire common shares of the Issuer at a price of $2.40 per share.	N/A
Common shares	15,000	Exercise of stock options at a price of $0.50 per shares for a net proceeds of $7,500.	Working Capital

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

May 2021

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: June 7, 2021

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D
	May 2021	2021/06/07
Peak Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

FORM 7 - MONTHLY PROGRESS REPORT

May 2021